FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC USA INC.

2003 First Quarter - Highlights

* Net income for the quarter ended 31 March 2003 increased by 20 per cent to US$254 million compared to US$211million in the first quarter of 2002.

* Net income as a percentage of average common equity for the quarter ended 31 March 2003 was 15.1 per cent compared to 12.9 per cent during the quarter ended 31 March 2002.

* The cost:income ratio for the 2003 first quarter was 50.9 per cent compared to 52.4 per cent for the same period in 2002.

* Tier 1 capital to risk-weighted assets was 9.4 per cent at 31 March 2003 compared to 8.4 per cent at 31 March 2002.

* Client assets under administration at 31 March 2003 were US$48.9 billion, of which US$34.0 billion were funds under management and US$14.9 billion were custody accounts.

               HSBC USA Inc. Financial Commentary

HSBC USA Inc. reported net income of US$254 million for the quarter ended 31 March 2003, an increase of 20 per cent from US$211 million for the first quarter of 2002. Net interest income grew and most categories of fee based income improved.

Commenting on the results, Youssef A Nasr, Chief Executive Officer of HSBC USA Inc., said: "We are pleased with the results that we have reported today. Notwithstanding the difficult economic and consumer environment in which we are operating, they present a positive picture in almost all aspects of our business. However, we remain cautious about the general economic outlook as we move forward.

"On March 28, HSBC Holdings plc completed its acquisition of Household International, Inc. The acquisition gives HSBC an immediate presence in 45 states and presents us with an exciting opportunity in the United States to offer HSBC and Household customers a full spectrum of financial services. The broadened business and product mix will create exciting cross selling opportunities for both retail and commercial customers as well as an opportunity for Household to capitalise on its strong credit management and technological skills."

Net interest income

For the quarter ended 31 March 2003, net interest income increased by US$61 million, or more than 10 per cent, to US$644 million. A better yielding mix of loans, securities and deposits on the balance sheet and lower funding costs contributed to the result.

Other operating income

For the quarter ended 31 March 2003, other operating income increased 12 per cent to US$311 million from US$277 million for the 2002 comparable quarter. This increase was driven by solid growth in most categories of fee-based income. Fees and commissions, including commercial loan fees, fees on deposit and cash management products and bankcard fees, grew 17 per cent from US$93 million for the quarter ended 31 March 2002 to US$109 million for the quarter ended 31 March 2003. In wealth management, there was some slowdown in sales of annuities and mutual funds associated with the uncertainties affecting the stock market and lower levels of interest rates, but Wealth & Tax Advisory Services, a business which was acquired in July 2002, contributed US$11 million in revenues to other operating income. Insurance revenues increased by 78 per cent to US$16 million for the quarter ended 31 March 2003, up from US$9 million in the comparable quarter of 2002. Over 1,600 professionals are now licensed to sell insurance and certain annuity products through the bank's retail network. Service charges also increased by almost 11 per cent to US$52 million for the quarter ended 31 March 2003 from US$47 million in the 2002 comparable quarter.

Treasury trading revenues for the quarter ended 31 March 2003 were US$70 million, an increase of US$27 million, or almost 63 per cent from US$43 million in the 2002 first quarter with strong improvements in the foreign exchange and derivatives businesses. Mortgage-related other operating income, including servicing fees net of impairment, gains on sales of originated mortgages, and related hedge costs including gains on the sale of securities, were flat in the first quarter of 2003 compared to the first quarter of 2002. Total gains from the sales of securities for the quarter ended 31 March 2003 were US$27 million, a decrease of US$11 million from US$38 million in the comparable period in 2002.

Operating expenses

Operating expenses increased by 8 per cent to US$486 million for the quarter ended 31 March 2003 compared to US$450 million in the 2002 comparable quarter. This increase was primarily attributable to an increase in salary and employee benefits of US$26 million which largely reflects the costs associated with the Wealth & Tax Advisory Services business, an increase in pension costs, and certain volume driven incentive compensation programs. The cost:income ratio for the quarter ended 31 March 2003 was 50.9 per cent compared to 52.4 per cent for the quarter ended 31 March 2002.

Provision for income taxes

The provision for income taxes was US$159 million for the quarter ended 31 March 2003, compared to US$125 million in the comparable period for 2002. The effective tax rate was 38.5 per cent in 2003 and 37.2 per cent in the 2002 period.

Credit quality and provisions for credit losses

The provision for credit losses for the first quarter of 2003 of US$56 million was US$18 million lower than in 2002, reflecting better credit quality. Net charge-offs of US$49 million for the quarter ended 31 March 2003 were US$12 million lower than in 2002. The reserve to non-accrual ratio decreased to 132.8 per cent at 31 March 2003 from 138.2 per cent at 31 March 2002.

Balance sheet

Total assets of HSBC USA Inc. grew 1 per cent to US$88.7 billion at 31 March 2003 compared to US$87.5 billion at 31 March 2002. Total deposits grew 1 per cent to US$61.1 billion at 31 March 2003, compared to US$60.5 billion at 31 March 2002. Total loans grew 2 per cent to US$43.7 billion at 31 March 2003 from US$42.8 billion at 31 March 2002.

Compared to 31 March 2002, the loan book saw an increase in residential mortgages and a decrease in lower margin large corporate loans. The mix of personal deposits changed with more demand and savings deposits and fewer certificates of deposit. During this same period, commercial deposits also increased. HSBC Bank USA's residential mortgage business, with approximately 335,000 customers, originated US$6.2 billion in mortgages in the first quarter of 2003, an increase of approximately 15 per cent over the US$5.4 billion originated in the first quarter of 2002.

Total assets under administration

Total funds under management at 31 March 2003 were US$34.0 billion, up US$750 million, or 2 per cent from 31 March 2002, largely due to the movement of new and existing deposits to investment products. Including custody balances, assets under administration at 31 March 2003 totalled US$48.9 billion.

Capital ratios

HSBC USA Inc.'s tier 1 capital to risk-weighted assets ratio was 9.4 per cent at 31 March 2003 compared to 8.4 per cent at 31 March 2002. Total capital to risk-weighted assets was 14.2 per cent at 31 March 2003, compared to 13.3 per cent at 31 March 2002.

As part of its strategy of providing customers with multiple choices for product and service delivery, HSBC Bank USA offers a comprehensive internet banking service. At 31 March 2003, more than 439,000 customers had registered for the service, up from approximately 410,000 at year-end 2002. The HSBC Bank USA web site, us.hsbc.com, where customers can apply for accounts, conduct financial planning and link to online services, receives approximately 57,000 visits daily. In addition, debit card usage has increased by more than 25 per cent to approximately 9 million transactions in the first quarter of 2003.

About HSBC Bank USA

HSBC Bank USA has more than 400 branches in New York State, giving it the most extensive branch network in New York State. The bank also has eight branches in Florida, two in Pennsylvania, four in California, one in Oregon, one in Washington and 15 in Panama.

HSBC Bank USA is the tenth largest US commercial bank ranked by assets and is a wholly-owned subsidiary of HSBC USA Inc., an indirectly-held, wholly-owned subsidiary of HSBC Holdings plc (NYSE: HBC). Headquartered in London, and with over 9,500 offices in 80 countries and territories, the HSBC Group is one of the world's largest banking and financial services organisations.

For more information about HSBC Bank USA and its products and services visit www.us.hsbc.com.

HSBC USA Inc. Summary

	Quarter ended
Figures in US$ millions	31 Mar 03	31Mar 02

Earnings
Net income *	254	211

Performance ratios (%)
Net income as a percentage of
Average common equity	15.1	12.9
Net interest margin	2.9	2.7
Cost:income ratio	50.9	52.4
Other operating income to total income	32.5	32.3

Credit information
Non-accruing loans at end of period	373	375
Net charge-offs	49	61
Allowance available for credit losses
- Balance at end of period	496	518
- As a percentage of non-accruing loans	132.8%	138.2%
- As a percentage of loans outstanding	1.1%	1.2%

Average balances
Assets	90,953	88,214
Loans	43,200	42,104
Deposits	59,939	59,484
Common equity	6,828	6,652

Capital ratios (%) at end of period
Leverage ratio	5.9	5.6
Tier 1 capital to risk-weighted assets	9.4	8.4
Total capital to risk-weighted assets	14.2	13.3

Assets under administration at end of period
Funds under management	34,019	33,269
Custody accounts	14,863	16,592

Total assets under administration	48,882	49,861

* During the fourth quarter of 2002, HSBC USA Inc. adopted SFAS 147, Acquisitions of Certain Financial Institutions, and as a result US$65 million of intangible assets that had been previously reported as identifiable intangible assets were reclassified to goodwill effective January 1, 2002. Therefore, the amortization expense previously recorded during the 2002 first quarter was retroactively reversed, resulting in an increase in net income of US$1 million.

HSBC USA Inc. Consolidated Statement of Income

	Quarter ended
Figures in US$ millions	31 Mar 03	31 Mar 02

Interest income
Loans	610	635
Securities	240	248
Trading assets	40	33
Short-term investments	21	45
Other interest income	7	6
Total interest income	918	967

Interest expense
Deposits	188	272
Short-term borrowings	38	53
Long-term debt	48	59
Total interest expense	274	384

Net interest income	644	583

Provision for credit losses	56	74
Net interest income, after provision for credit losses	588	509

Other operating income
Trust income	23	25
Service charges	52	47
Mortgage banking revenue *	19	17
Other fees and commissions	109	93
Trading revenues
- Treasury business and other	70	43
- Residential mortgage business related **	(26)	(11)
Total trading revenues	44	32
Security gains, net **	27	38
Other income	37	25
Total other operating income	311	277
Total income from operations	899	786

Operating expenses
Salaries and employee benefits	279	253
Occupancy expense, net	38	36
Other expenses	169	161
Total operating expenses	486	450

Income before taxes	413	336
Applicable income tax expense	159	125
Net income	254	211

* Mortgage banking revenue includes mortgage servicing fees, net of impairment, gains on sale of mortgages and fair value adjustments related to qualifying hedges (under FAS 133) of residential mortgages originated for sale.

** Trading revenues include the mark-to-market on non-qualifying financial instruments (under FAS 133) providing economic protection on mortgage servicing rights values and interest rate and forward sales commitments in the residential mortgage business. Some security gains were also related to providing economic protection on mortgage servicing rights values.

HSBC USA Inc. Consolidated Balance Sheet

	At 31 Mar 03	At 31 Dec 02	At 31 Mar 02
Figures in US$ millions

Assets
Cash and due from banks	2,077	2,081	1,918
Interest bearing deposits with banks	1,298	1,048	2,761
Federal funds sold and securities purchased
Under resale agreements	4,375	2,743	5,587
Trading assets	11,120	13,408	8,768
Securities available for sale	14,521	14,694	14,866
Securities held to maturity	4,484	4,629	4,280
Loans	43,665	43,636	42,778
Less – allowance for credit losses	496	493	518
Loans, net	43,169	43,143	42,260

Premises and equipment	710	726	749
Accrued interest receivable	336	329	410
Equity investments	282	278	275
Goodwill	2,829	2,829	2,835
Other assets	3,538	3,518	2,785
Total assets	88,739	89,426	87,494

Liabilities
Deposits in domestic offices
- Non-interest bearing	5,594	5,731	5,092
- Interest bearing	35,992	34,902	35,739
Deposits in foreign offices
- Non-interest bearing	425	398	432
- Interest bearing	19,065	18,799	19,191
Total deposits	61,076	59,830	60,454

Trading account liabilities	6,120	7,710	3,570
Short-term borrowings	6,796	7,392	9,772
Interest, taxes and other liabilities	3,683	3,422	2,567
Subordinated long-term debt and perpetual capital notes	2,108	2,109	2,702
Guaranteed mandatorily redeemable securities	1,071	1,051	728
Other long-term debt	520	515	584
Total liabilities	81,374	82,029	80,377

Shareholders’ equity
Preferred stock	500	500	500
Common shareholders’ equity
- Common stock *	-	-	-
- Capital surplus	6,048	6,057	6,038
- Retained earnings	571	578	512
- Accumulated other comprehensive income	246	262	67
Total common shareholders’ equity	6,865	6,897	6,617

Total shareholders’ equity	7,365	7,397	7,117

Total liabilities and shareholders’ equity	88,739	89,426	87,494

* Less than $500,000.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: April 28, 2003